N E W S R E L E A S E

        October 18, 2007

NEVSUN ANNOUNCES CDN$15 MILLION FINANCING

Nevsun Resources Ltd. (“Nevsun”) (NSU: TSX and AMEX) wishes to announce that it has entered into a non-brokered private placement financing of 10,000,000 common shares at $1.50 per share The net proceeds from the offering will be used for working capital and to fund the early stages of construction of the Bisha Project, after conclusion of a mining agreement and receipt of a mining license from the Government of Eritrea.

The offering is scheduled to close on or before October 26, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals including stock exchange approvals.

The securities being offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements.  This release does not constitute an offer for sale of securities in the United States.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could cause such differences include:  changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding future dates and plans for proceeds.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu07-11.doc	For further information, Contact: Judy Baker 416-786-7860 or Nevsun at 604-623-4700 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com